PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]



              PROGEN HALF YEARLY FINANCIAL REPORT - SOLID PROGRESS

BRISBANE,  AUSTRALIA THURSDAY FEBRUARY 24, 2005. Progen Industries Limited (ASX:
PGL, NASDAQ: PGLAF), a progressive cancer drug development company, today announced its interim results for the half year ending 31 December 2004.

HIGHLIGHTS

     - Increase in cash reserves over 30 June 2004 through the exercise of shareholder and employee options.
     - 12.0% decrease in net loss despite significant investment into the PI-88 clinical development program and after exclusion of the Life Sciences division (divested in November 2003).
     -    Increase in Contract Manufacturing revenue by 17.8%.

FINANCIAL  REVIEW
The loss after tax for the six months ending 31 of December 2004 was $2,484,000 compared to $1,895,000 in the 2004 corresponding period. Excluding the results of the Life Sciences division, which was divested of in November 2003, there was a bottom line improvement of 12.0% over the previous corresponding period.

Two hundred and forty four cancer patients and healthy volunteers have now been treated with PI-88 for periods from one month to up to 42 months. Patient recruitment into the melanoma Phase II single agent study has now completed. Patient recruitment into the non small cell lung cancer (NSCLC) and liver cancer (post surgery) Phase II trials is in full swing across multiple centres in Australia and Taiwan respectively.

The Company has reduced its research and development expenditure for the six months ended 31 December 2004 to $1,737,000. This represents a decrease of 13.3% from $2,003,000 during the previous corresponding period, but coincides with increased patient recruitment focus into the Phase II program. The reduction in expenditure was due in part to the conclusion of the Company's sponsored heparanase research project at Griffith University which has now been brought in-house.

Progen has ended the reporting period in a stronger cash position than the beginning period. At 31 December 2004 cash assets amounted to $14,375,000 compared to $14,321,000 at 30 June 2004. The improved cash position has resulted from $2,888,000 being raised through the exercise of the $2.50 share options, issued to both shareholders and employees in late 2003. These options expire on 31 May 2005. Further capital could possibly be raised from these share options between now and May 31, 2005, leaving the Company in a potentially even stronger cash position. At 31 December 2004 4,952,400 of the $2.50 options remained unexercised.

Revenues from the Contract Manufacturing division were up 17.8% over the previous corresponding period to $1,099,000. Revenues from this division are not expected to continue to grow at this rate as the focus necessarily shifts to increasing internal manufacturing output for the Company's lead compound, PI-88.

Linton Burns, Progen's Company Secretary and Chief Financial Officer, remarked "This is a particularly pleasing result as we have managed to increase our cash reserves in the past six months whilst at the same time continuing significant investment into the PI-88 clinical program. Much of this has been possible due to strong share price performance which has


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allowed  shareholders  the  opportunity  to  realise  the  value of recent bonus options. We estimate that current cash reserves will be sufficient to fund currently anticipated operating activities for up to two years from the date of this report, including our recently announced Phase II melanoma combination trial."

All  figures  quoted  above  are  in  Australian  dollars.

ABOUT  PROGEN:
Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and serious diseases. Progen's three key areas of focus are:
- CLINICAL DEVELOPMENT - via a focused clinical trial programme involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing of biopharmaceutical products to global standards.

KEYWORDS - Progen, cancer, half yearly financials, PI-88

WEB LINKS TO RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:

Melanoma to First Line Treatment        www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
AGM Managing Director's Address         www.progen.com.au/?page=nepress2004.html
                                        ----------------------------------------
Phase II Liver Cancer Trial Launched    www.progen.com.au/?page=nepress2004.html
                                        ----------------------------------------
PI-88 Receives Orphan Drug Designation  www.progen.com.au/?page=nepress2004.html
                                        ----------------------------------------
Third Phase II launched - Lung Cancer   www.progen.com.au/?page=nepress2004.html
                                        ----------------------------------------
Melanoma Phase II Trial Commenced       www.progen.com.au/?page=nepress2004.html
                                        ----------------------------------------
PI-88 mode of action                    www.progen.com.au/?page=repi-88.html
                                        ------------------------------------
Progen's drug development pipeline      www.progen.com.au/?page=pihome.html
                                        ------------------------------------
Progen Industries Ltd                   www.progen.com.au
                                        -----------------

CONTACTS:

PROGEN INFORMATION:
Sarah Meibusch                Financial Information
Business Development Manager  Linton Burns
Progen Industries Limited     Company Secretary and Chief Financial Officer
Sarah.Meibusch@progen.com.au  Linton.Burns@progen.com.au
----------------------------  --------------------------
Ph: 61 7 3273 9100            Ph: 61 7 3273 9100

Lewis Lee
Managing Director
Progen Industries Limited
Lewis.Lee@progen.com.au
----------------------------
Ph: 61 7 3273 9100

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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